Exhibit 99.8

Press Release

Canada: Total sells its interest in the Joslyn oil sands project to CNRL

Paris, August 31, 2018 - Total, together with its partners, has agreed to sell the Joslyn oil sands project in Alberta, Canada, to Canadian Natural Resources Limited (CNRL) for an overall consideration of 225 million Canadian dollars.

Following the oil price fall in 2014, the Joslyn project partners decided to put its further development on hold. Therefore, activities have since been limited to fulfilling regulatory requirements and ensuring the safety of the site.

“Reducing our exposure to Canada’s oil sands by selling this asset is in line with our global strategy to focus our oil investments on low breakeven resources and develop a resilient portfolio in the mid and long term. It is also consistent with the gradual reduction of our stake in the Fort Hills oil sands project in 2017”, stated Patrick Pouyanné, Chairman and CEO of Total.

The closing of the transaction is subject to authorization by the Canadian Competition Bureau.

The Joslyn project partners are Total (operator, 38.25%), Suncor Energy Joslyn Partnership (36.75%), Joslyn Partnership (15%) and Inpex Canada Ltd (10%).

Total Exploration & Production in Canada

Total has been present in Canada’s upstream since 1999. The Group holds a 24.58% interest in Fort Hills, and a 50% interest in the Surmont project.

In 2017, the Group’s production in Canada was 59,000 barrels of oil per day.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.